UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 18-K

For Foreign Governments and Political Subdivisions Thereof

AMENDMENT NO. 8 TO

ANNUAL REPORT

of

PROVINCE OF ONTARIO

(Canada)

(Name of Registrant)

Date of end of last fiscal year: March 31, 2024

SECURITIES REGISTERED*

(As of the close of the fiscal year)

Title of Issue	Amounts as to which registration is effective	Names of exchanges on which registered
N/A	N/A	N/A

Name and address of persons authorized to receive notices and communications from the Securities and Exchange Commission:

Geoff Gartshore

Deputy Consul General/Deputy Head of Mission

Consulate General of Canada

466 Lexington Ave

New York, New York 10017

United States of America

Copies to:

Jason R. Lehner

Allen Overy Shearman Sterling US LLP

Commerce Court West

199 Bay Street, Suite 4405

Toronto, Ontario, Canada M5L IE8

* The Registrant is filing this annual report on a voluntary basis.

PROVINCE OF ONTARIO

In connection with the issuance by the Province of Ontario of US$2,000,000,000 4.450% Bonds due November 20, 2035 the undersigned registrant hereby amends its Annual Report on Form 18-K for the fiscal year ended March 31, 2024 (the “Annual Report”) as follows:

The following additional exhibits are added to the Annual Report:

Exhibit (99.10)

Fiscal Agency Agreement, dated as of November 20, 2025, including the form of Bonds; Underwriting Agreement, dated as of November 13, 2025, including the names and addresses of the Underwriters; Opinion of the Legal Counsel, Legal Services Branch, Ministry of Finance of the Province of Ontario, including a consent relating thereto, in respect of the legality of the Bonds; and Schedule of Expenses.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this amendment to the annual report to be signed on its behalf by the undersigned, thereunto duly authorized, at Toronto, Ontario.

PROVINCE OF ONTARIO
(Name of registrant)

November 20, 2025
By: /s/ Opallycia A. Kandelas
Name: Opallycia A. Kandelas
Title: Director, Treasury and Capital Markets Operations
Finance and Treasury Division
Ontario Financing Authority

Exhibit Index

Exhibit (99.10):

Fiscal Agency Agreement, dated as of November  20, 2025, including the form of Bonds; Underwriting Agreement, dated as of November  13, 2025, including the names and addresses of the Underwriters; Opinion of the Legal Counsel, Legal Services Branch, Ministry of Finance of the Province of Ontario, including a consent relating thereto, in respect of the legality of the Bonds; and Schedule of Expenses.